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July 20, 2006

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549

Re:  DUSA Pharmaceuticals, Inc.
     Form 10-Q for the Fiscal Quarter Ended March 31, 2006
     File No.: 001-31533

Dear Mr. Rosenberg:

This letter is being sent by DUSA Pharmaceuticals, Inc. ("DUSA" or the "Company") in response to the comments on the above-referenced Form 10-Q received in a letter dated July 6, 2006. As requested, we have keyed our responses to the numbered questions as they appear in your letter.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Unaudited Condensed Consolidated Financial Statements
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Condensed Consolidated Balance Sheets as of March 31, 2006 and 2005
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Question 1: Intangible assets comprise 30% of your total assets for the most recent period. In light of this significance, we believe you should disaggregate your intangible assets to give readers a better understanding of their materiality. Please provide to us, in disclosure-type format, your disaggregated intangible asset amounts by product, therapeutic category, the level at which impairment is evaluated, or in some other manner that would be appropriate.

Response:

The intangible assets acquired by us in the March 10, 2006 acquisition of Sirius Laboratories, Inc. are all core/developed technologies belonging to the same therapeutic category (non-photodynamic therapy dermatological treatment of acne and rosacea). During the pre-acquisition and negotiation phases, we identified only a subset of Sirius' products that we were interested in purchasing, developing and promoting post-acquisition. The individual product lines were not for sale, however; and we were faced with the decision to purchase the entire entity or nothing at all. Although we acquired many individual products in the acquisition of Sirius, over 67% of the intangible valuation is

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comprised of one product, Nicomide(R), and approximately 85% is comprised of three products. The products acquired in the Sirius acquisition are all being promoted by one common sales force, who is also promoting the historical DUSA Pharmaceuticals product lines. Also, the acquired products are being supported by a corporate infrastructure shared by all of the Company's product lines. As a result, the Company does not measure cash flows by individual product. For purposes of measuring potential asset impairment, we group all of the acquired products into a single asset group and consider the expected cash flows of the group in comparison to the carrying value of the intangible asset in the aggregate.

This grouping is also consistent with our segment reporting under FAS 131 Disclosures about Segments of an Enterprise and Related Information, where the products acquired in the Sirius acquisition comprise our Non-Photodynamic Therapy (Non-PDT) Drug Products segment. We do not believe that disclosing disaggregated intangible asset information at the individual product line level would be meaningful to investors, or in any way enhance their overall understanding of the Company or the Sirius acquisition.

In future filings we will propose to add disclosure summarizing our core/developed technology and state that it relates to one therapeutic category, "non-photodynamic therapy dermatological treatment of acne and rosacea." Should we make future acquisitions, we will continue to consider the level at which intangible assets are disaggregated.

Question 2: Tell us where you will report amortization of intangible assets on your statement of operations. Since you acquired developed products, we believe that the related amortization should be included in cost of sales. If you exclude amortization of your intangible assets from cost of sales, you should make parenthetical disclosure as part of the cost of sales caption on the face of your statement of operations. You should not present or discuss gross profit excluding amortization of acquired developed products in your financial statements or MD&A. Please tell us how you will comply with this comment.

Response: We concur with the Staff that the amortization of intangible assets should be reported as cost of product revenues on our statement of operations since we acquired developed products. Accordingly, we will report the amortization of intangibles in cost of product revenues prospectively. We confirm that we will not present or discuss gross profit excluding amortization of acquired developed products in our financial statements or MD&A.

In the Company's Form 10-Q for the period ended March 31, 2006, the amortization of intangible assets, totaling $102,000, was classified as marketing and sales expense. This initial classification was made as we were finalizing our purchase accounting and the amount was not material to the quarter (approximately 3% of gross margin for the quarter ended March 31, 2006 with an effect on gross profit percentage of 2%). Subsequently, we finalized our view of the proper classification of such costs and plan to classify such amortization in the cost of product revenues line item. We have already implemented this approach for our filings, including the preparation of the Form 8-K pro forma financial statements, which included the amortization of such costs in the cost of product revenues.

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We refer the Staff to Exhibit 99.1 of the Company's filing on Form 8-K/A filed with the SEC on June 7, 2006 in which the pro forma adjustment related to amortization of intangible assets is shown as an increase to cost of product revenues for each period presented in the pro forma statement of operations. For the period ended June 30, 2006 and thereafter the Company will record the amortization expense as cost of product revenues.

Management's Discussion and Analysis of Financial Condition and Results of
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Operations
----------

Critical Accounting Policies
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Revenue Recognition, page 25
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Question 3. We acknowledge your revenue recognition policy as noted herein and within your "Significant Accounting Policies" in the accompanying notes to your condensed consolidated financial statements. We believe that your disclosure related to estimates of items that reduce gross revenue such as product returns, chargebacks, customer rebates and other discounts and allowances could be defined and improved. Please provide us with the information that follows in a disclosure-type format.

     a.) Disclose the nature and amount of each accrual at the balance sheet date and the effect that could result from using other reasonably likely assumptions than those you used to arrive at each accrual; for example, disclose a range of reasonably likely amounts or another type of sensitivity analysis.

     b.) To the extent that the information you consider in estimating your accruals, such as levels of inventory in your distribution channels; product shelf-life, recalls and discontinuances; and the effects of price changes and generic competition, is quantifiable, discuss both quantitative and qualitative factors and the extent of availability and your use of information from external sources; for example, end-customer demand data compared to inventory levels. In discussing your estimate of product returns, provide additional information regarding the total amount of product in sales dollars that could potentially be returned as of the most recent balance sheet date, disaggregated by expiration period.

Response to Comments a.) and b.):

We advise the staff supplementally:

The Company acquired Sirius Laboratories, Inc. on March 10, 2006. At the time of acquisition, the Company was not selling product to wholesalers. The majority of the Company's sales prior to the acquisition were made directly to end-user customers, with the remainder to distributors. For fiscal year 2005 and the first quarter of 2006, sales made directly to end-user customers comprised 71% and 73%, respectively, of the Company's total sales. Beginning in the first quarter of 2006 with the acquisition of Sirius Laboratories, the Company began reporting in two reportable segments, Photodynamic Therapy (PDT) Drug and Device Products and Non-Photodynamic Therapy (Non-PDT)

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Drug Products. The Non-PDT Drug Products segment comprises the products acquired in the Sirius acquisition, and the PDT Drug and Device Products segment comprises the Company's traditional business. In the Company's PDT Drug and Device Product segment, it has always been the Company's policy to not accept returns from end-user customers or distributors, nor does the Company have a history of accepting returns. Accordingly the Company did not have a reserve for returns and allowances.

In future filings we propose to add the following disclosures under Revenue Recognition for Non-PDT Drug Products within Critical Accounting Policies:

Within Critical Accounting Policies, we will re-title the Revenue Recognition caption to read:

Revenue Recognition and Provisions for Estimated Reductions to Gross Revenues

Under the sub-paragraph titled Non-PDT Drug Products, we will add the following at the end of the disclosure:

We evaluate inventory levels at our wholesale customers, which account for the vast majority of our sales in the Non-PDT Drug Products segment, through an analysis that considers, among other things, wholesaler purchases, wholesaler shipments to retailers, available end-user prescription data purchased from third parties and on-hand inventory data received directly from our two largest wholesale customers. We believe that our evaluation of wholesaler inventory levels, as described in the preceding sentence, allows us to make reasonable estimates for our applicable revenue related reserves. Additionally, our products are sold to wholesalers with a product shelf life that allows sufficient time for our wholesaler customers to sell our products in their inventory through to the retailers and, ultimately, to the end-user consumer prior to product expiration.

     Upon recognizing revenue from a sale, we record estimates for the following items that reduce gross revenues in the same period:

   o   returns and allowances, which includes rebates and chargebacks

   o   prompt payment discounts

In addition, we have agreements with certain wholesalers that require us to pay the wholesalers a fee based on a percentage of their net sales. These fees are contractual and are known at the time of sale. The Company records these fees at the time of sale and they are accounted for as a reduction of revenues and are not reserved.

A summary of activity in the Company's gross revenue reserves follows for each of the periods presented:

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

---------------------------------------------------------------------------------------------------------------------------------
                                              Current                         Actual returns   Actual returns
                                             provision                         or credits in    or credits in
                                              related          Current          the current       the current
                          Balance at          to sales         Provision      period related    period related
                         March 10, 2006       made in          for sales         to sales          to sales
                           (date of         the current      made in prior    in the current       in prior        Balance at
                          acquisition)         period           periods           period            periods      March 31, 2006
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
 Accrued
 Expenses:
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
 Returns and                  $671,000         $50,000                 $-              $-         $(91,000)        $630,000
 allowances
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 Accounts
 receivable:
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
 Prompt
 payment
 discounts                      43,000          20,000                  -               -          (25,000)          38,000
---------------------------------------------------------------------------------------------------------------------------------


Returns and allowances - Our provision for returns and allowances consists of our estimates of future sales returns, rebates and chargebacks.

     Sales Returns- We account for sales returns in accordance with SFAS No. 48 by establishing an accrual in an amount equal to our estimate of sales recorded for which the related products are expected to be returned. We determine the estimate of the sales return accrual primarily based on historical experience regarding sales returns, but also by considering other factors that could impact sales returns. These factors include levels of inventory in the distribution channel, estimated shelf life, product recalls, product discontinuances, price changes of competitive products, introductions of generic products and introductions of competitive new products. It is our policy to accept returns of Non-PDT Drug products when product is within six months of expiration. We consider all of these factors and adjust the accrual periodically to reflect actual experience.

          Supplementally, we confirm that we quantitatively review the expiration dates of the inventory at our two largest wholesalers, based on internally generated shipping data, to ensure that our reserve for expected returns considers products that are nearing expiration. As of March 31, 2006 less than 10% of the inventory at these wholesalers is within six months of expiration. We will continue to evaluate the expiration dates of the inventory at our wholesalers and, if the amount of inventory nearing expiration at wholesalers becomes material, will make the appropriate adjustments to our reserves and make disclosures regarding the impact of such on net revenues.

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     Chargebacks and Rebates - Chargebacks typically occur when suppliers enter into contractual pricing arrangements with end-user customers, including certain federally mandated programs, who then purchase from wholesalers at prices below what the supplier charges the wholesaler. Since we only offer "preferred pricing" to end-user customers under federally mandated programs, chargebacks have not been significant to the Company. Our rebate programs can generally be categorized into the following two types:
     Medicaid rebates and consumer rebates. Medicaid rebates are amounts owed based on legal requirements with public sector benefit providers after the final dispensing of the product by a pharmacy to a benefit plan participant. Consumer rebates are amounts owed as a result of mail-in coupons that are distributed by health care providers to consumers at the time a prescription is written. Since only a small percentage of our prescriptions are reimbursed under Medicaid and the quantity of consumer coupon redemptions have not been substantial, rebates have not been significant to the Company. Chargebacks and rebates in the aggregate were $3,000 and $0, for the three-month periods ended March 31, 2006 and March 31, 2005, respectively.


Prompt Pay Discounts-We offer many of our customers 2% prompt pay discounts. We evaluate the amounts accrued for prompt pay discounts by analyzing the unpaid invoices in our accounts receivable aging subject to a prompt pay discount. Prompt pay discounts are known within 15 to 30 days of sale, and therefore can be reliably estimated based on actual and expected activity at each reporting date. The Company records these discounts at the time of sale and they are accounted for as a reduction of revenues.

Historically, our adjustments to actual have not been material. The sensitivity of our estimates can vary by type of revenue reserve. Our estimate associated with returns and allowances is evaluated based primarily on historical returns experience relative to sales volumes, but also considers the length of time from the sale to the lapse of the return right. There have been no material adjustments to our accruals based on actual returns.

     c.) Quantify and provide further information about shipments that you made during the financial statement periods presented that related to sales incentives and that were in excess of your wholesalers' ordinary course of business inventory levels. Tell us what type of information that you receive from your wholesalers regarding end-user consumption and correlate that to what triggers your decision to recognize revenues pursuant to the conditions of paragraphs 6 and 8 of SFAS. No. 48 and address the "other factors" provided by the Staff within SAB Topic No. 13 (A)(4)(b). Additionally, describe the related sales incentives and disclose the terms of any material distribution agreements that you have with your wholesalers.

Response:

We supplementally disclose to the staff:

The Company has made no shipments during the periods presented that related to sales incentives and that were in excess of our wholesalers' ordinary course of business inventory levels. As noted in response to comments a.) and b.) above, we receive information on wholesaler shipments to retailers and on-hand inventory data directly from our two largest wholesale customers, representing approximately 80% of our Non-PDT Drug Products revenues for the period presented. Each month we receive reports from each of these wholesalers, which provide total units on-hand at the end of the month by product line, along with monthly sales data. Based on this information, we calculate the average number of months of inventory on-hand at the wholesalers' based on their last three months sales. At March 31, 2006, the wholesalers' had approximately one month of product on-hand on a weighted average basis. Each month, we also review the wholesalers' reported quantities on-hand relative to expiration dates derived from internal shipping data to ensure that our reserve for expected returns considers products that are nearing expiration. We also purchase end-user prescription data from third parties, which we also use in our assessment of the reserve for returns and allowances. We believe that our visibility into the inventory in the distribution channel, along with the monitoring of those inventory levels in relation to end-user prescription data, allows us to make reasonable estimates for our applicable reserves. The Company complies with all of the factors mentioned in SFAS No. 48 paragraphs 6 and 8 and SAB Topic 13(A)(4)(b) as listed below:


     o The seller's price to the buyer is substantially fixed or determinable at the date of sale.
     o The buyer has paid the seller, or the buyer is obligated to pay the seller and the obligation is not contingent on resale of the product.
     o The buyer's obligation to the seller would not be changed in the event of theft or physical destruction or damage of the product.
     o The buyer acquiring the product for resale has economic substance apart from that provided by the seller.
     o The seller does not have significant obligations for future performance to directly bring about resale of the product by the buyer.
     o    The amount of future returns can be reasonably estimated.

     The following factors may impair the ability to make a reasonable estimate:



          |_| The susceptibility of the product to significant external factors, such as technological obsolescence or changes in demand

          |_| Relatively long periods in which a particular product may be returned

          |_| Absence of historical experience with similar types of sales of similar products, or inability to apply such experience because of changing circumstances, for example, changes in the selling enterprise's marketing policies or relationships with its customers

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          |_|  Absence of a large volume of relatively homogeneous transactions


Other factors, potentially impacting a company's ability to recognize revenue when a right of return exists, include the following:

(1) significant increases in or excess levels of inventory in a distribution channel (sometimes referred to as "channel stuffing"), (2) lack of "visibility" into or the inability to determine or observe the levels of inventory in a distribution channel and the current level of sales to end users, (3) expected introductions of new products that may result in the technological obsolescence of and larger than expected returns of current products, (4) the significance of a particular distributor to the registrant's (or a reporting segment's) business, sales and marketing, (5) the newness of a product, (6) the introduction of competitors' products with superior technology or greater expected market acceptance, and (7) other factors that affect market demand and changing trends in that demand for the registrant's products.

The Company complies with all of the different aspects of SFAS 48 paragraphs 6 and 8 and SAB Topic No. 13(A)(4)(b). The principal factors that support the Company's policy to recognize revenue to wholesalers upon delivery are as follows: 1) visibility into and monitoring of the levels of inventory in its distribution channel, 2) sufficient historical experience with sales of similar products, and 3) a large volume of relatively homogenous transactions on which to base its estimate of returns.

d.) Provide a rollforward of each item that reduces your gross revenue for the periods presented, showing the following:

     o    beginning balance
     o    current estimate related to sales made in current period
     o    current estimate related to sales made in prior periods
     o actual returns or credits in current periods related to sales made in current period;
     o actual returns or credits in current period related to sales made in prior periods; and
     o    ending balance.

Response: Please see rollforward included in answer to comments a.) and b.)
above.

e.) Finally, please include information regarding the amount of and reason for fluctuations with respect to the amounts that reduce gross revenue. Please address the effect that any changes in your estimates had on your revenues and operations for the applicable periods.

Response: The Company purchased Sirius Laboratories on March 10, 2006. As a result, the fluctuations in the amounts that reduce gross revenues were not material for the periods presented as the business results were only included for approximately 20 days for the three months ended March 31, 2006. During the period from March 10, 2006 (date of acquisition) to March 31, 2006 there were no changes in estimates that had an effect on

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revenues. We refer the Staff to the roll forward of our allowances, included in our response to comments a.) and b.) above, for the activity during the period from the date of acquisition to March 31, 2006. In future filings, in our discussion of period to period fluctuations in net revenues, we will address the period to period changes with respect to amounts that reduce gross revenues to the extent they are material and promote an understanding of the fluctuations in net revenues.

We trust that these responses satisfy the Staff's comments. As instructed, we will file this response on the EDGAR system. If the Staff has any further comments, please do not hesitate to contact me.



Sincerely,


/S/ Richard C. Christopher
--------------------------
Richard C. Christopher
Vice President, Finance
Chief Financial Officer


Cc:
Amy Bruckner
Lisa Vanjoske
Nanette W. Mantell, Esq.